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                                                                    EXHIBIT 99.2

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                 August 12, 2004


            Future Business Plan or Management Plan (Fair Disclosure)

1.   Type of Information:

- Press release on the MOU between Hanaro Telecom Inc. and IDC Tech Co., Ltd. for the joint development of set top boxes based on the next generation video codec ('H.264').


2.   Contents of Information:

-    HANARO TELECOM TO DEVELOP IP SET TOP BOXES FOR BROADBAND TV SERVICE

- Development of set top boxes based on the next generation compression technology ('H.264') in an alliance with IDC Tech or the first time in the world

-    A precursor to the broadband network-based TV business

-    Plan to phase in the set top boxes for Video telephone, VOD, IP-TV and BcN

Hanaro Telecom (President & Representative Director, Yoon Chang-bun, www.hanaro.com) embarks on the development of IP set top boxes for the first time in the world by using the next generation compression technology, 'H.264' in order to provide the broadband-based TV service.

The Company announced on August 12 that it entered into a MOU with IDC Tech (President : Kim Yong-min, www.idc.co.kr) on the joint development of IP set top boxes as well as service commercialization and that it would soon embark on the technology development.

Following the agreement, IDC Tech would provide H.264-based IP set top boxes and server platforms to Hanaro Telecom.

Since it would adopt state of the art H.264 mammoth codec, the IP set top boxes would demonstrate good compression capacity by transmitting better quality video clips than existing devices. Should commercialized, the new set top box could offer HD-grade high quality video services to 6~8Mbps broadband Internet as well as the existing xDSL users.

Speaking about the joint development, Kim Young-min, President of IDC Tech, said, "We are the world's first to develop server platforms and set top boxes using H.264 technology." "By combining advanced technologies that provide HD-grade video clips at low bandwidth, our two companies could get the upper hand in attracting subscribers in the communications market" he added.

In particular, Hanaro Telecom expects that it can provide various services such as broadcasting, information guide, games and T-Commerce, when the set top boxes are developed. The company plans to complete the development early on and phase them in for pilot services of broadband TV such as video telephone, VOD, IPTC and BcN.

Lee Jong-myung, Senior Executive Vice President and Head of the R&D center of Hanaro Telecom, said, "Leveraging the set top box development as a stepping stone, Hanaro Telecom would commercialize broadband TV at an earlier date to take the lead in the era of the next generation communication-broadcasting convergence."

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Meanwhile, since Hanaro Telecom announced on August 4 that it would become an integrated multi-media company that offers communication and broadcasting convergence services, the alliance with IDC Tech is expected to provide momentum to the telecom giant to step up its efforts to venture into the broadcasting business.

More information - H.264, also known as MPEG-4 Part 10 or MPEG-4 AVC (Advanced Video Codec), is the standard next generation video compression technology, jointly pursued by ITU-T and ISO/IEC. It is an advanced video compression technology which boasts compression capacity over three times greater than MPEG-2 and over two times, MPEG-4.


This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.